Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333- 232186 on Form S-8 of our report dated February 21, 2020, relating to the financial statements of Tradeweb Markets Inc. (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph relating to the Successor Period financial statements not being comparable to the Predecessor Period financial statements as a result of pushdown accounting, and an emphasis of matter paragraph relating to the Company’s reorganization transactions and initial public offering on April 4, 2019) appearing in this Annual Report on Form 10-K/A for the year ended December 31, 2019.

/s/ Deloitte & Touche LLP

New York, New York

March 4, 2020